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mborrelli@sidley.com (312) 853-7531	FOUNDED 1866

October 9, 2009

Ms. Karen J. Garnett
Assistant Director
United States Securities and Exchange Commission
Mail Stop 3010
100 F Street, N.W.
Washington, D.C.   20549

Re:	ML Select Futures I L.P.
Form 10-K for fiscal year ended December 31, 2008
File No. 000-50269
Filed on March 31, 2009

Dear Ms. Garnett:

On behalf of Merrill Lynch Alternative Investments LLC, the general partner (“MLAI” or the “General Partner”) of ML Select Futures I L.P. (the “Partnership”), thank you for your letter of September 22, 2009, providing comments to the above-referenced filing.  MLAI has reviewed your comments and has provided responses below.  For your convenience, MLAI has included your comments below in bold with the Partnership’s corresponding responses following each comment.

Item 1.  Business

1.	Please tell us the allocation by sector of total partnership assets as of the end of the fiscal year. Confirm that you will include similar disclosure in future filings.

The Partnership has disclosed the allocation by sector of unrealized profit or loss on long positions, unrealized profit or loss on short positions and net unrealized profit or loss as a percentage of members’ capital as of the end of the fiscal year 2008 in Note 2 on page 9 of the Notes to the Financial Statements filed as an Exhibit 13.01 to the Form 10-K. The Partnership will include allocations by sector as a percentage of net unrealized profits and losses on open positions in Item 1 (Business) in future Form 10-K filings for 2009 and subsequent years.

Ms. Karen J. Garnett
October 9, 2009

2.
Please clarify whether Sunrise Capital Partners, LLC exercises any discretion in connection with its technical trading program.  Also, tell us whether there were any changes in your trading system during the fiscal year.  Provide similar clarification in your future filings.

Please see below the information requested.  The Partnership will include disclosure similar to the following in future Form 10-K filings for 2009 and subsequent years.

Sunrise Capital Partners, LLC (the “Trading Advisor”), the trading advisor of the Partnership, may exercise discretion in connection with its technical trading program in order to enforce risk parameters, address extraordinary market events or as otherwise determined by the Trading Advisor.  Although, the Trading Advisor’s trading program is continually evolving, there were no fundamental or material changes to the trading program during the 2008 fiscal year.

Charges, page 5

3.	We note your disclosure that the table under this subheading does not reflect bid-ask spreads paid on your forward contracts. Please tell us why you have omitted this disclosure.

Bid-ask spreads are not accounted for separately as an accounting item because bid-ask spreads are an integral part of the price paid or received on over-the-counter contracts. For generally accepted accounting principles and tax purposes, costs to acquire or sell financial instruments are capitalized as part of the purchase or sales price and are accounted for in the net realized (or unrealized) gain and loss on the contract rather than being broken out as separate line items.

4.	Please revise your description of annual performance fees in future filings to include the definition of New Trading Profits.

The Partnership will include in future Form 10-K filings for 2009 and subsequent years the following definition of “New Trading Profits”: “New Trading Profits” means the increase, if any, in cumulative net trading profits as of the end of any calendar year over the previous all-time high in cumulative net trading profits as of the end of any previous calendar year.  New Trading Profits include all net trading profits but not interest income.

Ms. Karen J. Garnett
October 9, 2009

Regulation, page 7

5.
Please expand your disclosure to describe in more detail the regulatory provisions applicable to your business.  For example, to the extent material, please provide a discussion of any CFTC-mandated net capital requirements, position limits, and other trading restrictions.  Similarly, describe any position limits and other regulations imposed by the exchanges.  Provide this disclosure in future filings and tell us how you plan to comply.

Please see below the information requested.  The Partnership will include disclosure similar to the following in future Form 10-K filings for 2009 and subsequent years.

The Commodity Futures Trading Commission (“CFTC”) has delegated to the National Futures Association responsibility for the registration of “commodity trading advisors,” “commodity pool operators,” “futures commission merchants,” “introducing brokers” and their respective associated persons, and “floor brokers” and “floor traders.”  The Commodity Exchange Act requires commodity pool operators such as MLAI, commodity trading advisors such as the Trading Advisor and commodity brokers or futures commission merchants (“FCMs”) such as Merrill Lynch, Pierce, Fenner & Smith Incorporated to be registered and to comply with various reporting and record keeping requirements.  CFTC regulations also require FCMs to maintain a minimum level of net capital.  In addition, the CFTC and certain commodities exchanges have established limits referred to as “speculative position limits” on the maximum net long or net short speculative positions that any person may hold or control in any particular futures or options contracts traded on U.S. commodities exchanges.  All accounts owned or managed by the Trading Advisor will be combined for position limit purposes.  The Trading Advisor could be required to liquidate positions in order to comply with such limits.  Any such liquidation could result in substantial costs to the Partnership.  In addition, many futures exchanges impose limits beyond which the price of a futures contract may not trade during the course of a trading day, and there is a potential for a futures contract to reach its daily price limit for several days in a row, making it impossible for the Trading Advisor to liquidate a position and thereby experiencing dramatic losses.  Currency forward contracts currently are not subject to regulation by any U.S. government agency.

Ms. Karen J. Garnett
October 9, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 14

6.
Please revise future filings to include a discussion of changes in your net asset value from period to period and quantify those changes.  Also, describe in more detail and quantify the impact of changes in interest rates on NAV.  We note the general description of interest income as a component of profitability on page 20.  Please tell us how you plan to comply.

In future filings the Partnership will quantify changes in net asset value and continue to describe events and conditions that affected the Partnership’s performance for each period for which the discussion of results is required.  However, the Partnership does not intend to provide period on period comparisons of the Partnership’s performance.  The disclosures described in Item 303 of Regulation S-K are intended to be forward looking and to provide management’s view of a company.  Providing period on period comparisons may create the misleading impression that such comparisons have any predictive value or indicate the presence of a business trend, and thereby contradict the universally recognized principle applicable to investment funds generally, and commodity pools specifically, that past performance is not necessarily indicative of future results.  Period on period comparisons are not relevant to an analysis of the future prospects of a commodity pool, nor do they aid in an understanding of a commodity pool’s financial health, which is nothing more than its net asset value at any point in time.  The Partnership therefore has generally refrained from providing period on period comparisons in the Management’s Discussion and Analysis (“MD&A”) sections of its periodic reports, and the format employed by the Partnership is substantially similar to that found in numerous commodity pool filings of which we are aware that have been, or appear to have been, acceptable to the Staff.

The Partnership has included discussion regarding interest income in various parts of the Form 10-K for 2008, including Item 1 (“Interest Earned on the Partnership’s U.S. Dollar Available Assets”), Item 7 (“Variables Affecting Performance”), and the Financial Statements filed as an Exhibit 13.01 to the Form 10-K. In future filings the Partnership will provide general information regarding increase or decrease in interest rates, and the impact of such increase or decrease on the Partnership’s interest income. The Partnership does not intend to quantify the impact of the changes of interest rates on the Partnership’s net asset value because generating interest income is ancillary to the Partnership’s primary  business of speculative futures trading.

Ms. Karen J. Garnett
October 9, 2009

Liquidity; Capital Resources, page 21

7.
Please tell us whether you have been subject to margin calls.  If so, quantify the amount of such margin calls in your most recent three fiscal years and confirm that you will provide similar disclosure, if material, in your future filings.

The Partnership has not been subject to margin calls. Cash necessary to meet margin has been available in the Partnership’s futures clearing account. If the Partnership becomes subject to a margin call in the future, the Partnership will provide a disclosure in the future Form 10-K filings for 2009 and subsequent years.

8.
Please explain how redemptions are funded.  Clarify how the Partnership obtains the cash needed for redemption payments.  If the Partnership liquidates positions to fund redemptions, please explain how the General Partner decides which positions to liquidate.  Confirm that you will provide similar disclosure in future filings.

Please see below the information requested.  The Partnership will include disclosure similar to the following in future Form 10-K filings for 2009 and subsequent years.

As a commodity pool, the Partnership maintains an extremely large percentage of its assets in cash, which it must have available to post initial and variation margin on futures contracts.  This cash is also used to fund redemptions.  While the Partnership has the ability to fund redemption proceeds from liquidating positions, as a practical matter positions are not liquidated to fund redemptions.  In the event that positions were liquidated to fund redemptions, MLAI, as the General Partner of the Partnership, has the ability to override decisions of the Trading Advisor to fund redemptions if necessary, but in practice the Trading Advisor would determine in its discretion which investments should be liquidated.

*              *             *

If you have any questions, or require additional information in respect of any of the foregoing responses, please do not hesitate to contact the undersigned at (312) 853-7531.

Sincerely yours,

/s/ Mark Borrelli
Mark Borrelli

cc:           Justin Ferri/MLAI